Exhibit 99.1

St. John's, NL - May 6, 2026

FORTIS INC. RELEASES FIRST QUARTER 2026 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a diversified leader in the North American regulated electric and gas utility industry, released its first quarter results.1

Highlights
•First quarter net earnings of $501 million or $0.99 per common share
•Capital expenditures2 of $1.4 billion in the first quarter; $5.6 billion annual capital plan on track
•Approval received for the UNS Gas general rate application, including formulaic rates; TEP rate case continues to progress
•The Corporation's major capital projects and load growth opportunities continue to advance

"We are pleased with our start to 2026 as our teams continue to build on the momentum from last year," said David Hutchens, President and Chief Executive Officer, Fortis. "First quarter results were in line with our expectations, and reflect the strength of our diversified business and the continued execution of our low-risk capital plan."

Executive Retirement
Effective May 31, 2026, Gary Smith, Executive Vice President, Operations and Technology, will retire after a 42-year career with the Corporation. Mr. Smith joined Fortis in 2017 having previously served as President and Chief Executive Officer of Newfoundland Power and in senior executive roles with Maritime Electric and FortisAlberta. Following his retirement, Mr. Smith’s areas of oversight will be assumed by other senior executives.

“Gary's leadership has had a lasting impact on our business and our industry,” said Mr. Hutchens. "He truly lived our values, led with integrity, and built strong, trusted relationships. We wish him all the best in retirement."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $501 million for the first quarter of 2026, comparable with the first quarter of 2025. Rate Base growth across our utilities, and the timing of earnings at Central Hudson contributed to earnings growth in the first quarter of 2026. This growth was offset by lower earnings at UNS Energy primarily due to wholesale market conditions, the timing of planned generation maintenance costs, and higher costs associated with Rate Base growth not yet reflected in customer rates. The lower U.S. dollar-to-Canadian dollar exchange rate, and the dispositions of the Corporation's businesses in Turks and Caicos and Belize in 2025, also unfavourably impacted earnings growth.

The Corporation reported earnings per common share of $0.99 for the first quarter of 2026, a decrease of $0.01 per common share compared to the first quarter of 2025. In addition to the factors impacting Net Earnings, the change in earnings per share reflected an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

On an earnings per common share basis, the 2025 dispositions had a $0.02 dilutive impact on first quarter results, and are expected to have a $0.05 dilutive impact for the annual period.

Regulatory Update
In February 2026, the Arizona Corporation Commission ("ACC") issued a decision on the UNS Gas general rate application approving a 9.61% rate of return on common equity ("ROE") and a 56% common equity component of capital structure. The order also approved an annual formulaic rate adjustment mechanism subject to a range of +/- 50 basis points around the allowed ROE and the inclusion of post-test year adjustments. New rates became effective on March 1, 2026.

The general rate application at Tucson Electric Power ("TEP") continues to progress, with testimony filed by TEP and ACC staff during the quarter. Based on the procedural schedule, an order is anticipated in the fall.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Capital expenditures is a financial measure used by Fortis that does not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents this non-U.S. GAAP measure because management and external stakeholders use it in evaluating the Corporation's financial performance. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Capital and Other Growth Updates
The Corporation's major capital projects continue to advance. At ITC, a significant milestone was achieved in March 2026 when the substation was completed to support 300 megawatts ("MW") of load growth for the first data center at the Big Cedar Industrial Center. Additional transmission upgrade work for the Big Cedar Load Expansion project is also underway at this location to serve another 1,600 MW of new data center load which is expected to be completed by 2028.

In March 2026, FortisBC Energy submitted a revised Environmental Assessment Application for the Tilbury LNG Storage Expansion project. The revised application incorporates the expansion option approved by the British Columbia Utilities Commission in 2025. The environmental assessment process is expected to continue throughout 2026.

In March 2026, the ACC approved an amendment to the Springerville Generating Station's Certificate of Environmental Compatibility to permit the conversion from coal-fired to natural gas-fired generation. This approval advances TEP's plans to extend the operational life of the facility and supports long-term customer affordability and system reliability.

Load growth opportunities also continue to advance in Arizona. In April 2026, credit support was obtained for the energy supply agreement signed in 2025 to serve a planned data center in TEP's service territory with initial potential power demand of approximately 300 MW.

Credit Ratings
In May 2026, Morningstar DBRS confirmed the Corporation's A (low) issuer and senior unsecured debt credit ratings and stable outlook.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $28.8 billion five-year capital plan is expected to increase midyear rate base from $42.4 billion in 2025 to $57.9 billion by 2030, translating into a five-year compound annual growth rate of 7%.3 Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030.

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources; transmission investments associated with the Midcontinent Independent System Operator ("MISO") long-range transmission plan and MISO transmission expansion plan, as well as regional transmission in New York; grid resiliency and climate adaptation investments; investments in renewable gas and liquefied natural gas infrastructure in British Columbia; and energy infrastructure investments to support the acceleration of load growth across our jurisdictions.

Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions)	2026	2025	Variance
Capital Expenditures
Additions to property, plant and equipment	1,503	1,483	20
Additions to intangible assets	45	60	(15)
Adjusting item:
Eagle Mountain Pipeline Project[4]	(186)	(123)	(63)
Capital Expenditures	1,362	1,420	(58)

About Fortis
Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2025 revenue of $12 billion and total assets of $77 billion as at March 31, 2026. The Corporation's 9,900 employees serve utility customers in five Canadian provinces, ten U.S. states and the Cayman Islands.

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3    Growth rate calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.
4    Represents contributions in aid of construction received for the Eagle Mountain Pipeline project.

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2026 through 2030; expected timing, outcomes and impacts of regulatory proceedings and decisions; expected nature, timing, benefits, and costs associated with major capital projects and load growth opportunities, including ITC's Big Cedar Load Expansion project, FortisBC Energy's Tilbury LNG Storage Expansion project, TEP's Springerville Natural Gas Conversion project, and TEP's energy supply agreement with a customer to support a planned data center in TEP's service territory; forecast midyear rate base for 2030 and forecast five-year compound annual growth rate; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030; and expected nature, timing and benefits of additional opportunities to expand and extend growth beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, transmission investments associated with the MISO long-range transmission plan and MISO transmission expansion plan, as well as regional transmission in New York, grid resiliency and climate adaptation investments, investments in renewable gas and liquefied natural gas infrastructure in British Columbia, and energy infrastructure investments to support the acceleration of load growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's dividend reinvestment plan; reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; and the Board of Directors of the Corporation exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference and Webcast to Discuss First Quarter 2026 Results
A teleconference and webcast will be held on May 6, 2026 at 8:30 a.m. (Eastern) during which David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer will discuss the Corporation's first quarter financial results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until June 6, 2026. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 7228296#.

Additional Information
This news release should be read in conjunction with the Corporation's March 31, 2026 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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